UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Pocket Games, Inc.
(Name of Issuer)

Common Stock

(Title of Class of Securities)

73035U 109
(CUSIP Number)

Brenda Lee Hamilton, Esquire

Hamilton & Associates Law Group, P.A.

101 Plaza Real Suite 202 N

Boca Raton, Florida 33432

Telephone No. (561) 416-8956

Facsimile No.: (561) 416-2855

http://www.securitieslawyer101.com

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 25, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 73035U 109	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Yaakov Fulda
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) N/A (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) IN
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,000,000
	8.	SHARED VOTING POWER 00,000
	9.	SOLE DISPOSITIVE POWER 1,000,000
	10.	SHARED DISPOSITIVE POWER 00,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.68%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 73035U 109	13D	Page 3 of 4 Pages

 Item 1.  Security and Issuer.

Pocket Games Inc. Common Stock

Item 2.  Identity and Background.

(a) Yaakov Fulda

(b) Mr. Fulda's business address is 305 Forest Ave, Woodmere, NY, 11598

(c) Yaakov Fulda is a consultant to Pocket Games, Inc.

(d) Mr. Fulda has not been convicted in a criminal proceeding.

(e) Mr. Fulda has not during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Fulda is a citizen of the United States.

Item 3.  Source or Amount of Funds or Other Consideration.

On October 15, 2013, Pocket Games, Inc issued 1,000,000 shares of its common stock to Yaakov Fulda in exchange for services to be rendered.

Item 4.  Purpose of Transaction.

Investment

Item 5.  Interest in Securities of the Issuer.

As a result of Mr. Fulda’s ownership of 1,000,000 common shares he holds 7.68% of the common shares.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.  Material to Be Filed as Exhibits.

Not Applicable

CUSIP No. 73035U 109	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Pocket Games, Inc.

/s/ YaakovFulda Insert Name

April 25, 2014 Insert Date